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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-34202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___**JANUARY 1, 2020**___ AND ENDING ___**DECEMBER 31, 2020**___
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **SCHLITT INVESTOR SERVICES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 INDIAN RIVER BLVD, STE 300
(No. and Street)

VERO BEACH	**FL**	**32960-0867**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ROBERT SCHLITT   **772-567-1188**
                                                                                           (Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of
information contained in this form are required to respond unless
the form displays a current valid OMB control number.







OATH OR AFFIRMATION

I, **ROBERT SCHLITT**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **SCHLITT INVESTOR SERVICES, INC.**, as of **DECEMBER 31, 2020** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Lois A. Robertson

Public Notary

LOIS A. ROBERTSON NOTARY PUBLIC STATE OF FLORIDA My Comm. Expires October 31, 2023 No. GG922143

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHLITT INVESTOR SERVICES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2020



Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders'
of Schlitt Investor Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Schlitt Investor Services, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Schlitt Investor Services, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Schlitt Investor Services, Inc.'s management. Our responsibility is to express an opinion on Schlitt Investor Services, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Schlitt Investor Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Schlitt Investor Services, Inc.'s auditor since 2018.

Maitland, Florida

January 18, 2021

SCHLITT INVESTOR SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2020

ASSETS		
Cash and cash equivalents	$	180,067
Commissions receivable		10,632
Prepaid expenses		790
Total assets	$	191,489
LIABILITIES		
Accounts payable and accrued expenses	$	5,007
Payable to related party		11,667
Total liabilities		16,674
STOCKHOLDERS' EQUITY		
Common stock, $1 par value, 10,000 shares authorized 200 shares issued and outstanding		200
Additional paid-in capital		72,143
Retained earnings		102,472
Total stockholders' equity		174,815
Total liabilities and stockholders' equity	$	191,489

See notes to the financial statements.

NOTE 1   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Schlitt Investor Services, Inc. (the "Company") was incorporated in the State of Florida on September 27, 1984. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is affiliated through common ownership with Financial Planning & Tax Corporation and Schlitt Insurance Services, Inc. ("Insurance").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including the sale of variable life insurance and annuities. The Company also sells mutual funds on an application basis.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue from contracts with customers includes commission income from the sale of mutual funds and variable annuities and fee-based income from trails on each. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; How to allocate transaction prices where multiple performance obligations are identified; When to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain cost; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 1   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Summary of Significant Accounting Policies (continued)

The Company recognizes revenue on the trade date as they believe that the performance obligation is satisfied because that is when the underlying financial instrument or purchaser is identified; the price is agreed upon and the risk and rewards of ownership have been transferred to/ from the customer.

With the consent of its shareholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes as included in these financial statements.

NOTE 2   INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statues of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2020, the IRS has not proposed any adjustment to the Company's tax position.

NOTE 3   RELATED PARTY TRANSACTIONS

The Company and a party with common ownership ("Insurance") share personnel, administrative expenses and office space. All costs incurred for such shared expenses are paid by Insurance and reimbursed by the Company in accordance with an administrative services agreement at a set rate of $11,667 per month. For the year ended December 31, 2020, a total of $140,001 was reimbursed by the Company and included as a management fee on the Statement of Income. The Company also owes Insurance $11,667 in management fees at December 31, 2020.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4   CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 5   COMMITMENT AND CONTINGENCIES

Commitments

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2020 or during the year then ended.

NOTE 6   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

NOTE 7   SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

The COVID-19 pandemic has developed rapidly in 2020, with a significant number of cases. Measures taken by various governments to contain the virus have affected economic activity. At this stage, the impact on the Company's business and results has not been significant. The Company continues to monitor the potential future impact of the pandemic on its operations.

SCHLITT INVESTOR SERVICES, INC.
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 8   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2020, the Company had net capital of $167,079 which was $162,079 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($16,674) to net capital was 0.10 to 1, which is less than the 15 to 1 maximum allowed.